Exhibit 99.1

BENITEC ANNOUNCES CLOSING OF AN INITIAL PUBLIC OFFERING

IN THE UNITED STATES WITH LISTING ON NASDAQ

Sydney, Australia - August 24, 2015: Benitec Biopharma Limited (NASDAQ: BNTC; NASDAQ: BNTCW; ASX: BLT), a clinical-stage biotechnology company, is pleased to announce the closing of its U.S. initial public offering of 1,500,000 American Depositary Shares (ADSs)1, representing 30,000,000 fully paid ordinary shares of Benitec, together with warrants to purchase 500,000 ADSs, representing 10,000,000 fully paid ordinary shares. Each ADS represents 20 ordinary shares of Benitec. Benitec has granted the underwriter a 45-day option to purchase up to an additional 225,000 ADSs and/or 75,000 warrants to purchase ADSs to cover over-allotments, if any. Simultaneously with the closing, Benitec issued and sold 75,000 warrants in connection with the underwriter’s partial exercise of such option.

The gross proceeds from the offering were US$13.8 million, before deducting underwriting discounts and commissions and other offering expenses. Net proceeds from the offering will be used primarily to advance Benitec’s therapeutic programs.

The ADSs and the warrants trade on The NASDAQ Capital Market under the symbols “BNTC” and “BNTCW,” respectively.

Maxim Group LLC acted as sole book-running manager for the offering.

The initial public offering in the United States is being made solely by means of a prospectus. A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Copies of the final prospectus relating to the offering, when available, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Maxim Group LLC by mail at 405 Lexington Ave., New York, NY 10174, by calling toll-free: (800) 724-0761, or by email: syndicate@maximgrp.com.

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. In particular, the ADSs and warrants are not being offered to the public in Australia.

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com

For further information regarding Benitec and its activities, please contact the persons below.

Company	Investor relations	United States
Carl Stubbings	Kyahn Williamson	Tiberend Strategic Advisors, Inc.
Chief Business Officer	Buchan Consulting	Joshua Drumm (Investors)
Tel: +61 (2) 9555 6986	Tel: +61 (2) 9237 2807	Tel: +1 212 375 2664
Email: cstubbings@benitec.com	Email:	Email: jdrumm@tiberend.com
kwilliamson@buchanwe.com.au
Andrew Mielach (Media)
Tel: +1 212 375 2694
Email: amielach@tiberend.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited is a biotechnology company, which has developed a patented gene silencing technology delivered by gene therapy, called DNA directed RNA interference (ddRNAi) that has the potential to produce ‘one-shot’ cures for a range of diseases. The company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, drug resistant lung cancer and wet age-related macular degeneration. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington’s disease, chronic neuropathic pain and retinitis pigmentosa. For more information visit www.benitec.com.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Benitec’s views as of the date of this press release. Benitec anticipates that subsequent events and developments may cause its views to change. Benitec undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Benitec’s views as of any date subsequent to the date of this press release.

[1]	An American Depositary Share is an instrument that enables non-U.S. companies to list equity securities on a U.S. stock exchange such as NASDAQ. Each ADS represents one or more underlying ordinary shares in the non-US company and confers beneficial rights of ownership to these underlying shares. The underlying shares are held on deposit by a custodian bank in the non-U.S. company’s home country.

Benitec Biopharma Limited	| F6/ 1-15 Barr Street	| Balmain NSW 2041 Australia
ABN: 64068943662	| t: +61 (2) 9555 6986	| e: info@benitec.com	www.benitec.com